UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION
Consent Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

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CRITICARE SYSTEMS, INC.
________________________________________________________________________________________________________
(Name of Registrant as Specified in Its Charter)

BLUELINE PARTNERS, L.L.C. ________________________________________________________________________________________________________
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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BlueLine Partners
4115 Blackhawk Plaza Circle, Suite 100
Danville, CA 94506
(925) 648-2085

To our Fellow Stockholders of Criticare Systems, Inc.:

        In September 2006, after more than two years as a stockholder, BlueLine Partners initiated a stockholder consent solicitation as a referendum on the performance of the management and the board of directors of Criticare Systems, Inc. (“Criticare” or the “Company”). The consent solicitation expired on October 27, 2006 with the votes delivered to BlueLine falling slightly short of the majority of the Company’s outstanding shares required. The effort did not achieve its primary goal, but it did provide ample evidence of the following:

•	BlueLine’s proposals had broad support from Criticare’s stockholders;

•	management took extraordinary actions to inhibit stockholder voting;

•	management’s actions were detrimental to the Company and adverse to stockholder interests; and

•	the Company’s board of directors (the “Board”) was unwilling or unable to restrain management’s actions and failed in its primary duty to represent and protect the interests of the Company’s stockholders.

Management actions included:

    (1)        Refusing to promptly deliver a copy of the stockholder list to BlueLine – this prevented the customary mailing of proxy materials and forced stockholders to undertake burdensome special voting procedures.

    (2)        Amending the employment agreements of six executives to provide a cash incentive for management to quit the Company should BlueLine’s proposals be approved by the stockholders.

    (3)        Spending several hundred thousand dollars on lawyers and proxy solicitors – expenses that were unnecessary but for management’s understanding that BlueLine’s proposals were likely to be approved.

    (4)        Issuing a false and misleading press release two days before the voting deadline stating that Institutional Shareholder Services (ISS) had recommended that Criticare stockholders vote against BlueLine’s proposals. ISS subsequently issued a special alert to correct Criticare’s press release, but Criticare’s actions nonetheless created significant investor confusion in the final days of BlueLine’s initial consent solicitation.

        In seeking stockholder support to re-form the Board, BlueLine was exercising rights specifically granted by Delaware law and the Company’s bylaws. Were management’s actions to inhibit these rights motivated by a desire to enhance shareholder value or were they designed to entrench management at the stockholders’ expense?

        BlueLine believes its proposals were supported by a majority of Criticare’s shareholders and that management created just enough delay and confusion to prevent the required votes from being delivered before the deadline. BlueLine believes management’s actions angered many stockholders and that this has increased support for BlueLine’s proposals. We believe a second consent solicitation with the customary mailing of proxy materials and simplified voting procedures will be approved by Criticare’s stockholders. We urge all Criticare stockholders to review the enclosed proxy statement and to vote their shares as quickly as possible.

What Changes Does BlueLine Want at Criticare?

        For years, Criticare has promised a bright future, repeatedly identifying new initiatives and opportunities that could elevate the Company to a new level of performance. When, in turn, each of the past initiatives fell short of expectations, management merely shifted stockholder attention to a new set of opportunities and the cycle would start anew. All of the Company’s efforts over the last several years have accomplished nothing more than getting Criticare back to the revenue level it reported in 1996. Under current management, Criticare has never delivered an annual operating profit. The Company’s market capitalization is lower today than it was five years ago.

        BlueLine believes Criticare does have significant potential – the problem has been the Company’s inability to consistently execute against that potential. Criticare reported strong results for the first two quarters of fiscal 2006, but that was followed by two very weak quarters that coincided with Criticare’s stock price declining by almost 50%. The Company announced in 1999 that its business would begin focusing on OEM sales – last year OEM sales represented less than a quarter of revenues and declined for the second straight year.

        The issue is not that Criticare faces challenges – all companies do – it is that Criticare’s management team has been unable to overcome these challenges. It is clear to BlueLine that Criticare’s management needs help in areas where its performance has chronically been weak. Criticare’s management is adamant that it does not need help, but the record speaks for itself.

Why is it Necessary to Reform Criticare’s Board?

        Criticare’s board needs two things: (i) a majority of directors truly independent of management and (ii) more directors with the experience, time and commitment necessary to address and correct the long-standing operational problems at the Company.

        As demonstrated during the recent consent solicitation, an operating majority of Criticare’s board is unable to separate its duty to represent stockholder interests from its desire to support management. Year after year, management has delivered disappointing results with the Board taking no action other than to approve ever increasing management compensation packages.

        The most egregious example of the Board’s misplaced loyalties is the recent amendments to employment agreements. These amendments created a cash incentive for management to resign if the stockholders approved BlueLine’s proposals. These amendments serve no business purpose — how do stockholders benefit from amendments that would strip the Company of its management by paying executives more than $1.8 million to quit the Company? The notion that the stockholders should be punished if they exercise their rights under Delaware law and the Company’s bylaws to elect new board members is a direct assault on the stockholder franchise.

        Recent events have done so much to expose the governance problems and potential fiduciary liabilities at Criticare that BlueLine cannot ask anyone to become a member of Criticare’s board without a majority change. This is why BlueLine could not accept the Company’s proposal that BlueLine revoke the first consent solicitation in exchange for one or two seats on the Board.

Will the Re-formed Board of Directors be Truly Independent?

        BlueLine went to considerable effort in finding two qualified people, Robert Munzenrider and Cindy Collier, with absolutely no connection to BlueLine who were nonetheless willing to serve on a re-formed board of directors. Together with existing Criticare director, Sam Humphries, these individuals were “hand-picked” specifically for their healthcare experience, their expertise and their independence. These three directors will form an independent majority of directors on the new five-person Board.

Does BlueLine Want Criticare to be Sold?

        No, and certainly not until Criticare earns a significantly higher valuation. Like other stockholders, BlueLine wants to earn the best return possible from its investment and agrees the Company’s inherent value is higher than the price it would likely attract today.

        When BlueLine stated in an April 2006 SEC filing that “shareholders would be better served and receive greater value by finding a buyer for the Company now” BlueLine was reacting to the latest wave of large insider stock sales. BlueLine’s point was that with insiders so eager to sell substantially all of their shares, it was likely that the Company’s outside stockholders would benefit from similar action. BlueLine’s observation (and the insider selling) proved very timely as it was only a month later that Criticare’s stock price began its decline from a high of $5.11 on May 8, 2006 to a low of $2.71 on August 9, 2006.

        For more than two years, BlueLine’s objective has been to see the Company perform better and this has not changed. In July 2006, with Criticare’s stock falling, BlueLine offered to pay for a consultant to work with the Company and help it with the execution of its OEM strategy. As before, management responded by telling BlueLine that it did not need any help. It has become clear that without a majority change in Criticare’s Board, management will continue to deny its shortcomings and Criticare will continue to under perform.

        It is not too late to capitalize on Criticare’s current opportunities and deliver value to the Company’s stockholders. The first step in this process is to re-form Criticare’s Board. We are confident that with your help, this second consent solicitation will receive the support of the majority of the stockholders.

        WE URGE YOU TO VOTE “FOR” EACH OF THESE PROPOSALS.

                               BLUELINE PARTNERS, L.L.C.

CONSENT STATEMENT OF BLUELINE PARTNERS, L.L.C.

        This Consent Statement is furnished by BlueLine Partners, L.L.C., a Delaware limited liability company, which, together with its affiliated entities (collectively, “BlueLine”), is the largest stockholder of Criticare Systems, Inc., a Delaware corporation (“Criticare” or the “Company”). This Consent Statement is being furnished in connection with the solicitation by BlueLine of written consents from the holders of Common Stock of the Company, to take the following actions in the following order (the “Proposals”) without a stockholders’ meeting, as permitted by Delaware law, the Company’s Restated Certificate of Incorporation and the Company’s By-laws:

1.	Repeal each provision of the Company’s By-laws or amendment thereto adopted subsequent to March 13, 2006 and prior to the effectiveness of the Proposals;

2.	Amend Section 3.02 of Article III of the Company’s By-laws to provide that the entire board of directors will be elected each year;

3.	Remove all six of the present members of the board of directors of the Company and any person or persons elected or designated by any such directors to fill any vacancy or newly created directorship;

4.	Amend Section 3.01 of Article III of the Company’s By-laws to fix the number of directors of the Company at five (5); and

5.

Elect William Moore, Cindy Collier, and Robert Munzenrider (collectively, the “New Directors”) and re-elect Emil Soika and Sam Humphries (together with the New Directors, the “Nominees”) as directors of the Company.

        All of the Proposals are designed to improve the Company’s performance and thereby maximize stockholder value for the benefit of all stockholders. Stockholders of the Company are being asked to express their consent to the Proposals on the accompanying consent card. The effectiveness of each of the Proposals is subject to, and conditioned upon, the sequential adoption of each of the prior Proposals by the holders of record, as of the close of business on the Record Date (as hereinafter defined), of a majority of the shares of Company common stock then outstanding (including the receipt of consents from such holders to the removal of each member of the Company’s board of directors and to the election of each new Nominee). Stockholders of record as of the close of business on the Record Date will be entitled to one vote for each share of the Company’s common stock for which they are entitled to give consent. BLUELINE RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS BY SIGNING, DATING, COMPLETING AND RETURNING THE ENCLOSED CONSENT CARD.

        Section 213 of the General Corporation Law of the State of Delaware (the “DGCL”) and Section 2.05 of the Company’s By-laws provides that for the purpose of determining stockholders entitled to express consent to corporate action in writing without a meeting, the board of directors may fix the record date. If no record date is fixed by the board of directors and no prior action is required by the board of directors, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be the day on which the first written consent is expressed. BlueLine delivered a signed consent to the Company on November 17, 2006, and no prior action by the board of directors was required. Accordingly, the record date for the solicitation made hereby is November 17, 2006 (the “Record Date”).

        The Proposals will become effective when properly completed, unrevoked consents are signed by the holders of record on the Record Date of a majority of shares of the Company’s common stock then outstanding and such consents are delivered to the Company.

The effectiveness of each of the Proposals is subject to, and conditioned upon, the adoption of each of the other Proposals by the holders of record, as of the close of business on the Record Date, of a majority of the shares of the Company’s common stock then outstanding (including the receipt of consents from such holders to the removal of each member of the Company’s board of directors and to the election of each Nominee). See “Consent Procedure.”

        This Consent Statement and the related consent card are first being sent or made available on or about November __, 2006 to all holders of record of shares of the Company’s common stock on the Record Date. On the Record Date, BlueLine was the beneficial owner of 1,368,700 shares of the Company’s common stock.

THIS SOLICITATION IS BEING MADE BY BLUELINE AND NOT ON BEHALF OF
THE BOARD OF DIRECTORS OF THE COMPANY.

        BLUELINE RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS. YOUR CONSENT IS IMPORTANT. FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

        Because the Proposals will become effective only if executed consents are returned by holders of record on the Record Date of a majority of the total number of shares of the Company’s common stock then outstanding, the failure to execute and return a consent will have the same effect as voting against the Proposals.

        If you have any questions about executing your consent or require assistance, please contact:

BlueLine Partners, L.L.C.
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506
Telephone: (925) 648-2085
Facsimile: (925) 648-2086
Attention: Scott A. Shuda

SUMMARY	8
The Proposals	8
Voting Securities and Principal Holders	8
Consent Procedure	8
REASONS FOR THE SOLICITATION	9
THE PROPOSALS	13
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	17
SOLICITATION OF CONSENTS	17
CONSENT PROCEDURE	18
Effectiveness and Revocation of Consents	19
Special Instructions	19
Appraisal Rights	20
Additional Information	20
ANNEX I - Form of Proposed Amendment to Section 3.02 of Company's	I	-1
Bylaws
ANNEX II - Form of Proposed Amendment to Section 3.01 of Company's	II	-1
Bylaws
ANNEX III - BlueLine's September 9, 2006 Letter to Criticare's	III	-1
Board

SUMMARY

        The information in this summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Consent Statement.

THE PROPOSALS

        BlueLine is soliciting written consents from the Company’s stockholders to repeal amendments to the Company’s By-laws adopted subsequent to March 13, 2006 and prior to the effectiveness of the Proposals, amend the Company’s By-laws to provide that the entire board of directors will be elected each year, remove all six of the present directors of the Company, amend the Company’s By-laws to fix the number of directors of the Company at five (5) and elect the Nominees to serve as the directors of the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS

        The Company’s common stock constitutes the only class of voting securities of the Company. Accordingly, only holders of the Company’s common stock are entitled to execute consents. For information regarding persons believed to be the beneficial owners of more than 5% of the Company’s common stock, see “Voting Securities and Principal Holders Thereof” below.

CONSENT PROCEDURE

        BlueLine will pay all costs in connection with its solicitation of consents. The consents are being solicited pursuant to the procedure established by Sections 228 and 213 of the DGCL. Stockholders of record as of the close of business on the Record Date are entitled to consent to the Proposals. The Proposals will become effective when properly completed, unrevoked consents are signed by the holders of record on the Record Date of a majority of the shares of the Company’s common stock then outstanding and such consents are delivered to the Company. The effectiveness of each of the Proposals is subject to, and conditioned upon, the sequential adoption of each of the prior Proposals by the holders of record, as of the close of business on the Record Date, of a majority of the shares of the Company’s common stock then outstanding (including the receipt of consents from such holders to the removal of each member of the Company’s board of directors and to the election of each Nominee). To be effective, the requisite consents must be delivered to the Company by January 17, 2007. However, to facilitate stockholder voting, we ask that you deliver your signed, dated and properly completed consent card to BlueLine no later than January __, 2006.

REASONS FOR THE SOLICITATION

        BlueLine has been a stockholder of Criticare Systems, Inc. (“Criticare” or the “Company”) for approximately two and one-half years. BlueLine began its investment in mid-2004 believing the Company was undervalued relative to its potential due to a long history of poor execution. BlueLine believed that by working with the Company, it could help to correct this situation resulting in improved performance and a higher stock price. BlueLine’s offers of assistance included (i) advice on areas of business opportunity and risk; (ii) volunteering its services to the board of directors (the “Board”); (iii) submitting the names of several highly-qualified and independent Board candidates; and (iv) offering to pay for an expert consultant to assist the Company in the execution of its OEM partner strategy.

        While BlueLine’s efforts did seem to have had some initial impact, particularly around cost-cutting and the need to hold regular formal meetings of the Board, the Company dismissed most of BlueLine’s advice and elected to pass on BlueLine’s offers of help. This situation was seen as unfortunate but acceptable so long as the Company’s performance was improving. In recent quarters, however, performance has slipped and the Company has given every appearance of drifting back into its old ways, delivering less revenue growth than projected and failing to control costs in order to be consistently profitable.

BlueLine’s First Consent Solicitation

        On August 3, 2006 Criticare disclosed disappointing results for the quarter ended June 30, 2006. Revenues for the quarter were down more than 10% from the prior year quarter, it was the second straight quarter with a sequential revenue decline and the fourth consecutive quarter where the company missed analyst guidance. Criticare’s stock lost almost 50% of its value in little more than two months, falling from a high of $5.11 in May 8, 2006 to a low of $2.71 in August 9, 2006.

        With management continuing to resist reforms and declaring the Company’s disappointing recent performance a great success, BlueLine decided to utilize stockholder rights expressly provided by Delaware law and Criticare’s bylaws. On August 22, 2006, BlueLine disclosed its intention to seek stockholder consent to re-form Criticare’s board of directors. The next day, Criticare’s stock price closed at $3.80, a 36% increase from the August 21, 2006 closing price. BlueLine interpreted this price movement as an indication that the Company’s stockholders saw BlueLine’s proposals as a positive step for the Company.

        In September 2006, BlueLine initiated a stockholder consent solicitation as a referendum on the performance of the management and the board of directors of Criticare. The consent solicitation expired on October 27, 2006 with the votes delivered to BlueLine falling slightly short of the majority of the Company’s outstanding shares required. The effort did not achieve its primary goal, but it did provide ample evidence of the following:

•	BlueLine’s proposals had broad support from Criticare’s stockholders;

•	management took extraordinary actions to inhibit stockholder voting;

•	management’s actions were detrimental to the Company; and

•	the Board was unwilling or unable to restrain management’s actions and failed in its primary duty to represent and protect the interests of the Company’s stockholders.

        Because BlueLine is confident that its proposals are supported by a majority of Criticare’s stockholders, we believe it necessary to initiate a second consent solicitation. BlueLine will not hesitate to involve the Delaware courts to protect stockholder interests and fight any efforts by management to coerce stockholders or interfere with their rights.

The Need for Board Reform

        BlueLine has frequently described Criticare as a company possessing significant potential but suffering from a long history of poor execution. In an effort to improve that situation, BlueLine has, for more than two years, sought to bring to the attention of management and the Board specific problems impeding the Company’s performance and market valuation. When these efforts failed to generate the desired response, BlueLine offered to have one of its representatives join the Board. This offer was rejected by the Company. Next, BlueLine tried three times to recommend individuals independent of BlueLine for consideration as potential Board members. None of these individuals was ever contacted by anyone at the Company. At the last annual meeting, in response to questions from BlueLine, it became clear that: (i) the Board operated very informally and had delegated vast responsibilities to the CEO; and (ii) the CEO had summarily dismissed BlueLine’s director recommendations as “unqualified”.

        In 2005, BlueLine telephoned the Company’s Audit Committee chairman, Stephen K. Tannenbaum, to discuss its concerns over a long outstanding receivable from the government of Mexico. BlueLine was concerned (i) that the Company might eventually need to take a charge reflecting non-payment of the receivable and (ii) that the Company’s treatment of the receivable might violate the Company’s accounting policies. Mr. Tannenbaum was not aware of the outstanding receivable and he failed to return any of BlueLine’s subsequent telephone calls.

        Nine months later, in August 2006, Criticare took a charge and reclassified the Mexico receivable as uncollectible. This write-down follows a similar international miscue in 2004 involving an attempted joint-venture in the Black Sea region. BlueLine is concerned that the Mexico and Black Sea write-downs might be only the tip of the iceberg and that similar issues remain undisclosed and unknown to investors and possibly the members of the Company’s Audit Committee.

        From its experience with the Company, BlueLine has come to believe that Criticare’s governance problems derive from a voting block of three directors (Emil H. Soika, Higgins D. Bailey and Stephen K. Tannenbaum) that effectively control the Board, particularly when one or more of the other directors is absent. These three members dominate the Company’s Board committees. As the only two members of the Compensation Committee and the Nominating and Corporate Governance Committee, Mr. Bailey and Mr. Tannenbaum likely facilitated the recent amendments to the Company’s executive employment agreements. As previously discussed, these amendments provide a cash incentive for management to quit the Company should BlueLine’s proposals be approved by the stockholders.

        BlueLine believes Mr. Soika, Mr. Bailey and Mr. Tannenbaum (i) do not have sufficient experience to oversee a public company and (ii) fail to appreciate the recent regulatory changes affecting public companies, including Regulation FD and the Sarbanes-Oxley Act. This belief is supported by Criticare’s recently receiving a Corporate Governance Quotient (CGQ®) — a corporate governance rating provided by Institutional Shareholder Services (“ISS”) — of 16.1% when measured against other Health Care Equipment and Services companies. This means that almost 84% of public healthcare companies are judged to have better governance practices than Criticare.

         In addition, Mr. Bailey and Mr. Tannenbaum appear to lack the qualifications to serve on the board of a public company. Mr. Bailey's recent experience is limited to the following:

•	fifteen years as the business manager for a three-lawyer personal injury law firm; and

•	service as the President and Chief Executive Officer and then Chairman of the Board of Entropin, Inc., a development-stage pharmaceutical company which over the last 22 years, has earned no revenue and has more than $38 million in cumulative losses.

In addition, Mr. Bailey is currently a defendant in state and federal class actions for securities fraud alleging false statements relating to future business prospects of Entropin, Inc.

Likewise, Mr. Tannenbaum has:

•	no experience serving on any other public company boards.

•	is not authorized to practice before the Public Company Accounting Oversight Board and therefore cannot provide accounting services to public companies; and

•	for the last 12 years, has been serving as president of a one-partner accounting firm specializing in tax services.

        Criticare’s other three directors, Joseph Lai, Jeffrey Barnes and Sam Humphries, are each talented entrepreneurs who have repeatedly proven their abilities in other areas. However, BlueLine believes that Mr. Lai and Mr. Barnes are fully occupied by their other professional commitments, find it difficult to participate in Board activities, and have done little to oversee Criticare’s management and the Company’s performance. Mr. Humphries has held his board seat for less than a year and it is clear that Mr. Humphries cannot by himself overcome the entrenched interests controlling Criticare’s Board. BlueLine believes the only way to improve Criticare’s governance practices is to re-form the Board with a new majority of directors.

        Each of the three new directors proposed by BlueLine — William Moore, Cindy Collier, and Robert Munzenrider — has substantial public board experience and/or expertise regarding the current regulatory framework applicable to public companies. In addition, each of these individuals understands and has accepted that the necessary reforms will require a substantial commitment of their time and energy. BlueLine believes that together with existing Criticare director Sam Humphries, Cindy Collier, and Robert Munzenrider will form an independent majority of directors on the new five-person Board that will actively monitor management’s actions and ensure that the Board protects stockholders’ interests and not those of management.

The Need for Operating Reform

        BlueLine recently delivered to Criticare’s board of directors a letter dated October 9, 2006 detailing 14 areas in which the Company’s operations or activities require reform and how BlueLine believes a new re-formed board of directors would take action to address these problems. A copy of this letter is included as Annex III to this consent solicitation. This letter is the latest of several BlueLine letters to Criticare’s Board identifying specific problems impeding the company’s performance and market valuation. Criticare’s management has failed to respond to any of BlueLine’s letters or address any of the problems presented.

        For years, Criticare has promised a bright future, repeatedly identifying new initiatives and opportunities that would elevate the Company to a new level. When, in turn, each of the past initiatives fell short of expectations, management merely shifted stockholder attention to a new set of opportunities and the cycle would start anew. In fiscal 1995, Criticare reported $31.5 million of revenue – 11 years later, in fiscal 2006, the Company reported $31.4 million of revenue.

        Criticare’s management has recently taken to comparing the Company’s performance to that of CAS Medical Systems Inc. (“CAS”) and Natus Medical Inc (“Natus”). However, over the last five years, while Criticare’s revenues have remained essentially flat, the revenues of CAS have doubled while those of Natus have tripled. In October 2001, Criticare’s market capitalization was approximately $45 million; five years later, in October 2006, Criticare’s market capitalization was less than $40 million. During that same period, CAS increased its market capitalization from $5.5 million to $90 million and Natus has increased its stock market value from $126 million to $287 million.

        In 2006, Criticare once again reported negative cash flow from operations. Criticare obtained the cash it needed from the exercise of options for 473,045 shares of common stock at an average exercise price of $2.57. While BlueLine has previously expressed its concern over the large number of option shares sold by Criticare insiders, equally troubling is the company’s dependence on this inefficient financing mechanism. Since 1998, the number of outstanding shares has increased by almost 50% causing significant dilution for Criticare’s long-term stockholders. BlueLine believes a re-formed board of directors would seek to both improve cash flow from operations and adopt compensation policies more closely aligned with the interests of Criticare’s stockholders.

        In June 1999, Criticare announced that it would begin focusing on a strategy of selling to OEMs. Now seven years into that strategy, OEM sales account for less than one-quarter of total sales and that percentage has declined in each of the last two fiscal years. The Company’s most recent OEM initiative involves a partnership with Medrad. In an April 27, 2005 press release, Criticare announced a $7.7 million purchase order from Medrad for product to be delivered during the first two quarters of fiscal 2006. Criticare’s stock price rose almost 50% on this and other good news reported by the Company. Shortly thereafter, each member of Criticare’s management exercised options and sold shares. More than a year later, Criticare disclosed that Medrad did not buy $7.7 million of product over the first six months of its contract. Instead sales to Medrad over the first twelve months were only $5.2 million. While Criticare’s disclosure is not detailed enough to be certain, BlueLine believes Criticare is currently losing money on the Medrad OEM relationship.

        BlueLine believes that management’s descriptions of Criticare’s future potential are no longer sufficient and that the Company’s current board of directors has failed to properly monitor the Company’s business and to encourage actions necessary to maximize stockholder value. BlueLine is unaware of any special attributes of Criticare’s business that makes effective management a substantially different task than required at any other small medical device company. If the current team is unable deliver on certain objectives, such as greater OEM sales, improved margins or better inventory management, this likely results from missing experience or expertise – a situation that is correctable using consultants and/or new hires. This may result in some employee turnover, but that is a natural event even within healthy, well-managed companies when that is what is required to improve performance. BlueLine sees no reason why Criticare’s business should be different than any other in this regard.

        BlueLine believes that it is time for the Company’s stockholders to have representation in the boardroom to promote greater accountability of senior management, advocate corporate governance and operating improvements and encourage and oversee efforts to maximize stockholder value. Each of the new directors proposed for Criticare’s board has significant management and/or finance experience and expertise and is well suited to work with, assist and monitor the Company and its management in the execution of the Company’s business plan. We believe that, given their strong backgrounds, these directors will bring valuable insights to the Company that will help facilitate and enhance long term value for the Company’s stockholders.

BlueLine’s Reform Plan

        The key element of BlueLine’s reform plan for Criticare is re-forming the Board to include a new majority of directors that are (i) independent of management and (ii) have the experience, time and commitment necessary to address and correct the long-standing governance and operational problems at the Company. BlueLine’s nominees have significant experience in the healthcare industry:

•	Robert Munzenrider is the former CFO of St Jude Medical, an international medical device manufacturing and marketing company.

•	Cindy Collier has over 20 years of experience in the healthcare industry consulting to medical practitioners and hospitals.
•	William Moore has over 30 years of experience in sales and marketing for medical device companies, including Johnson & Johnson, Nellcor, Arzco and Natus Medical.
•	Sam Humphries is the current CEO of Healthronics, Inc., a publicly traded medical device company.

        BlueLine’s fifth nominee, Emil Soika, is Criticare’s Chief Executive Officer. BlueLine believes that with proper guidance and oversight, Mr. Soika has the ability to effectively manage the Company’s operations. BlueLine believes the re-formed Board will closely monitor and promote the accountability of senior management by, among other things: (i) holding regular, in-person meetings of the full board of directors; (ii) holding regular, in-person meetings of each board committee; (iii) holding regular executive sessions of the non-management board members; and (iv) taking action to adjust management compensation to better link pay with performance. Each of the new directors proposed by BlueLine understands and has accepted that the necessary reforms will require a substantial commitment of their time and energy.

        BlueLine expects that a re-formed Board will immediately begin working with management to address the operating issues within BlueLine’s October 9, 2006 letter to the Company and other areas of chronic weakness within the Company. This will include areas such as: (i) gross margins, (ii) inventory management, (iii) OEM strategy and execution, and (iv) accounting policies and compliance. To the extent the Board determines that Criticare’s current management cannot address these issues, the Board will likely seek additional expertise and experience through consultants and/or new hires. In addition, the Board can be expected to address the issue of succession planning. Criticare’s current CEO is 68 years old and it is likely that the reformation of the Company’s business will extend beyond the current CEO’s tenure. BlueLine expects a re-formed Board monitor management and hold management accountable for improving the Company’s performance and stockholder value.

THE PROPOSALS

        BlueLine is seeking written stockholder consents without a meeting to the Proposals, which consist of taking the following actions in the following order:

1.	Repeal each provision of the Company’s By-laws or amendment thereto adopted subsequent to March 13, 2006 and prior to the effectiveness of the Proposals;

2.	Amend Section 3.02 of Article III of the Company’s By-laws to provide that the entire board of directors will be elected each year;

3.	Remove all six of the present members of the Board of Directors of the Company and any person or persons elected or designated by any such directors to fill any vacancy or newly created directorship;

4.	Amend Section 3.01 of Article III of the Company’s By-laws to fix the number of directors of the Company at five (5); and

5.	Elect William Moore, Cindy Collier, and Robert Munzenrider and re-elect Emil Soika and Sam Humphries as directors of the Company.

        The effectiveness of each of the Proposals is subject to, and conditioned upon, the sequential adoption of each of the prior Proposals by the holders of record, as of the close of business on the Record Date, of a majority of the shares of the Company’s common stock then outstanding (including the receipt of consents from such holders to the removal of each member of the Company’s Board of Directors and to the election of each Nominee).

        BLUELINE RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS.

PROPOSAL NO. 1 – REPEAL OF CERTAIN BYLAW PROVISIONS AND AMENDMENTS

        This Proposal would repeal any measures taken by the current Board of Directors to amend the Company’s By-laws adopted after March 13, 2006 (or earlier if such amendment has not been filed with the SEC). This Proposal is designed to prevent the Company’s Board of Directors from taking actions to amend the Company’s By-laws to attempt to nullify the actions taken by the stockholders pursuant to the Proposals or to create new obstacles to the effectiveness of any of the Proposals. The Company’s By-laws filed on March 13, 2006 (the most recent publicly available version of the Company’s By-laws) state that they reflect all amendments adopted through March 13, 2006. Accordingly, this Proposal would not repeal any provision of the Company’s By-laws that has been publicly disclosed prior to the date hereof (although, as noted above, other Proposals for which consents are solicited hereby would amend Sections 3.01 and 3.02 of Article III of the Company’s By-laws). If, however, the Company’s Board of Directors has adopted since March 13, 2006, or adopts prior to the effectiveness of the Proposals, any amendment to the Company’s By-laws, this Proposal would repeal such amendment so as to prevent the Company from creating new obstacles to the effectiveness of any of the Proposals or negatively affecting our ability to obtain stockholder consents or effectuation of the will of the stockholders expressed in such consents.

PROPOSAL NO. 2 - AMENDMENT OF BY-LAWS TO PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

        This Proposal provides for the amendment of Section 3.02 of Article III of the Company’s By-laws to provide for the annual election of each member of the Board of Directors. This amendment to the Company’s By-laws is set forth in its entirety in Annex I to this Consent Statement. The Company’s By-laws currently provide that the Board of Directors will be divided into three classes with the term of the one class expiring each year. This By-law amendment is designed to “de-stagger” the Board and provide for the annual election of the entire Board of Directors which will encourage accountability of the Board of Directors to the stockholders.

PROPOSAL NO. 3 – REMOVAL OF DIRECTORS

        Subject to approval of Proposal No. 2, this Proposal provides for the removal without cause of each member of the current Board of Directors of the Company and any other person who may be appointed as a director prior to the time the action proposed to be taken by this consent procedure becomes effective. Based on the publicly available information, the directors who would currently be removed are: Higgins D. Bailey, Jeffrey T. Barnes, Sam Humphries, N.C. Joseph Lai, Emil H. Soika and Stephen K. Tannenbaum.

PROPOSAL NO. 4 - AMENDMENT OF BY-LAWS TO SET THE SIZE OF THE BOARD AT FIVE

        This Proposal provides for the amendment of Section 3.01 of Article III of the Company’s By-laws to fix the number of directors at five (5). This amendment to the Company’s By-Laws is set forth in its entirety in Annex II to this Consent Statement. The Company’s By-laws currently provide that the number of directors of the corporation shall be the number the Board of Directors establishes from time to time, but not fewer than two (2) and no more than seven (7). This By-law amendment is designed to declassify the Board and reduce the number of directors constituting the Company’s Board of Directors to five, which is the number of directors in office if the Proposal to remove the incumbent directors is approved and the Nominees are elected.

PROPOSAL NO. 5 – ELECTION OF NOMINEES

        This Proposal provides, upon the effectiveness of Proposals 2, 3 and 4, for the election as directors of the Company of the following Nominees: William Moore, Cindy Collier, Robert Munzenrider, Emil Soika and Sam Humphries, each of whom is either currently a director or has consented to serve as a new director, if elected, until the next annual meeting of stockholders and until his or her successor has been elected and qualified. One of the Nominees, William Moore, is director of BlueLine Partners, L.L.C. which may be deemed to beneficially own 1,368,700 shares of the Company’s outstanding Common Stock.

        BlueLine’s principal purpose in seeking to elect the Nominees to the Company’s Board of Directors is to install a Board of Directors that is independent of management and is willing, consistent with their fiduciary duties to the Company’s stockholders, to take a more active role in directing and overseeing management while maintaining continuity and perspective relevant to the Company’s current situation through the re-election of two current directors, Emil Soika and Sam Humphries.

        Each director has an obligation under the DGCL to discharge his or her duties as a director on an informed basis, in good faith, with due care and in a manner the director honestly believes to be in the best interests of the Company.

        Although BlueLine has no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees is not available for election, the Board of Directors, including any Nominee or Nominees who are elected pursuant to this proposed action by written consent will vote for the election of such other nominee or nominees as may be proposed by BlueLine.

        The following biographical summaries set forth the experience of the individuals BlueLine nominates to serve as directors of the Company:

NEW DIRECTORS

        William M. Moore (58) has served as a director of BlueLine Partners, L.L.C., an investment firm specializing in undervalued healthcare and technology companies, since February 2004. From March 2003 until February 2004, Mr. Moore was a general partner of Alpine Partners, a venture capital firm. Mr. Moore served as Chief Executive Officer of Metasensors, Inc., a medical device company, from August 1997 to March 2003. Mr. Moore is a co-founder and director of Natus Medical Inc. (NASDAQ: BABY), a publicly-traded medical device company, and serves as chairman of that company’s compensation committee and is a member of its nominating and governance committee.

        Cindy E. Collier (49) has served as Chief Executive Officer of Valuation Solutions since 1988. Valuation Solutions provides valuation and strategic financial management consulting services to healthcare providers throughout the United States.  Ms. Collier has been an adjunct professor or guest lecturer on healthcare finance at the Darden Graduate School of Business at the University of Virginia (2002-2006), Capital University Law School (2003-2005), Duke University Medical School (2000-2005), The Fuqua School of Business at Duke University (1999 to 2001), and The Ohio State University Fisher College of Business (1997 to present). Ms. Collier is a certified public accountant.

        Robert E. Munzenrider (61) is currently retired. From 1997 to 1998, Mr. Munzenrider served as Vice President and Chief Financial Officer of St. Jude Medical, Inc., an international medical device manufacturing and marketing company. In 1999, Mr. Munzenrider served as Vice President and Chief Financial Officer of the Glass Services Segment of Apogee Enterprises. He also served during part of 1999 as Executive Vice President and Chief Financial Officer of Eliance Corp., an e-commerce transaction processor. From 2000 to 2002, Mr. Munzenrider served as President of Harmon AutoGlass, a subsidiary of Apogee Enterprises, Inc. Mr. Munzenrider currently serves on the board of directors of Viad Corp. (NYSE: VVI) where he serves on the audit committee and the governance/nominating committee. Mr. Munzenrider also serves on the board of directors of ATS Medical, Inc. (NASDAQ: ATSI) where he is chairman of the audit committee and a member of the compensation committee.

DIRECTORS TO BE RE-ELECTED

        Emil H. Soika (68) has served as President and Chief Executive Officer of the Company since November 1998. From November 1995 to September 1998, Mr. Soika served as Vice President and General Manager of Spacelabs Medical, a medical monitoring and clinical information systems company.

        Sam B. Humphries (63) has served as President and Chief Executive Officer of Healthronics, Inc., a publicly traded medical device company, since May 8, 2006. From January 2005 to May 2006, Mr. Humphries served as President and Chief Executive Officer of Uroplasty, Inc., a publicly-traded medical device company. He was previously a partner of Ascent Medical Technology Fund, L.P., a venture capital fund founded in 1995. Mr. Humphries serves on the Board of Directors of Healthronics, Inc., Criticare Systems, Inc. and Universal Hospital Services, Inc.

VOTING SECURITIES AND

PRINCIPAL HOLDERS THEREOF

        The shares of the Company’s common stock constitute the only class of voting securities of the Company. Accordingly, only holders of the Company’s common stock are entitled to execute consents. According to the Company’s most recent Quarterly Report on Form 10-Q, there were 12,295,306 shares of the Company’s common stock outstanding as of September 30, 2006. Each share of the Company’s common stock entitles its record holders to one vote. Stockholders of the Company do not have cumulative voting rights.

        The following table sets forth, the name of each person who, based on publicly available information, owned beneficially more than 5% of the shares of the Company’s common stock outstanding at such date, the number of shares owned by each such person and the percentage of the outstanding shares represented thereby. The information below with respect to beneficial ownership is based upon information filed with the SEC pursuant to Sections 13(d), 13(f) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Name and Address of Beneficial Owner	Number of Shares Beneficially	Percent of Class
	Owned
BlueLine Partners, L.L.C.(1)	1,368,700	11.1%
4115 Blackhawk Plaza Circle, Suite 100
Danville, CA 94506
Heartland Advisors, Inc.(2)	1,254,400	10.2%
789 North Water Street
Milwaukee, WI 53202
Oberweis Asset Management, Inc. (3)	733,200	6.0%
3333 Warrenville Road, Suite 500
Lisle, IL 60532

(1)     BlueLine Capital Partners, L.P. (“BCP”) and BlueLine Catalyst Fund VII, L.P. (“BlueLine Catalyst”) hold 922,500 and 446,200 shares of the Company’s Common Stock, respectively. As the general partner of BCP, BlueLine Partners L.L.C., a Delaware limited liability company (“BlueLine Delaware”), may be deemed to be the beneficial owner of the 922,500 shares of Common Stock held by BCP. As general partner of BlueLine Catalyst, BlueLine Partners, L.L.C., a California limited liability company (“BlueLine California”), may be deemed to be the beneficial owner of the 446,200 shares of Common Stock held by BlueLine Catalyst. Collectively, as of November 15, 2006, BCP, BlueLine Catalyst, BlueLine Delaware and BlueLine California own a total of 1,368,700 shares of Common Stock. One of the Nominees, William Moore, is a director of BlueLine Delaware.
(2)     As reported in the Schedule 13G filed on October 6, 2006.
(3)     As reported in the Schedule 13F filed on August 14, 2006.

        Certain information regarding the securities of the Company held by the Company’s directors, nominees, management and 5% shareholders is required to be contained in the Company’s proxy statement. Accordingly, reference is made to the Company’s proxy statement for such information. BlueLine does not make any representation as to the accuracy or completeness of the information contained in the Company’s proxy statement.

SOLICITATION OF CONSENTS

        Solicitation of consents may be made by the officers and directors of BlueLine. Consents will be solicited by mail, advertisement, telephone or telecopier or in person. No such persons will receive additional compensation for such solicitation.

        Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation materials to beneficial owners of the shares of the Company’s common stock. BlueLine will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

        The cost of solicitation of consents to the Proposals will be borne by BlueLine. BlueLine will not seek reimbursement of the costs of this solicitation from the Company. Costs related to the solicitation of consents to the Proposals include expenditures for attorneys, consent solicitors, public relations advisors, printing, advertising, postage, litigation and related expenses and filing fees are expected to be approximately $35,000 in the aggregate.

        BLUE LINE IS NOT REQUESTING OR AUTHORIZING ANY STOCKHOLDER OF THE COMPANY OR ANY RECIPIENT OF THIS CONSENT STATEMENT TO ASSIST WITH THE SOLICITATION OF STOCKHOLDER CONSENTS OR TO CONTACT STOCKHOLDERS OF THE COMPANY ON ITS BEHALF.

        If BlueLine acted in concert with other stockholders of the Company in conducting this consent solicitation, then it might be necessary for certain additional disclosures or filings to be made with the SEC, which could complicate BlueLine’s efforts. Accordingly, BlueLine is asking that you not solicit other stockholders or otherwise attempt to persuade them to return an executed consent.

CONSENT PROCEDURE

        Section 228 of the DGCL states that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action required to be taken at any annual or special meeting of stockholders of that corporation, or any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having no less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded. The Company’s Restated Certificate of Incorporation does not prohibit stockholder action by written consent.

        Section 213(b) of the DGCL provides that the record date for determining the stockholders of a Delaware corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the corporation’s Board of Directors is required and the Board has not fixed the record date, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the books in which proceedings of meetings of the stockholders are recorded. The Company’s Board has not fixed a record date with respect to the Proposals and no prior action is required by the Company’s Board of Directors with respect to the Proposals.

        BlueLine delivered the first consent on November 17, 2006 which means that the Record Date is November 17, 2006.

        If the Proposals are adopted, prompt notice will be given pursuant to Section 228(e) of the DGCL to stockholders who have not executed consents.

EFFECTIVENESS AND REVOCATION OF CONSENTS

        The corporate actions proposed herein will be adopted when properly completed, unrevoked consents are signed and dated by the holders of record on the Record Date of a majority of the shares of the Company’s common stock then outstanding and such consents are delivered to the Company, provided that under Section 228(c) of the DGCL the requisite consents must be delivered to the Company within 60 days of the earliest dated consent delivered to the Company, or January 17, 2007. However, we ask that stockholders submit signed, dated and properly completed consent cards to BlueLine no later than January __, 2006. The effectiveness of each of the Proposals is subject to, and conditioned upon, the sequential adoption of each of the prior Proposals by the holders of record, as of the close of business on the Record Date, of a majority of the shares of the Company’s common stock then outstanding (including the receipt of consents from such holders to the removal of each member of the Company’s Board of Directors and to the election of each Nominee).

        BlueLine plans to present the results of a successful solicitation with respect to the corporate actions proposed herein to the Company as soon as possible.

        An executed consent may be revoked at any time before expiration by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed and dated by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card which is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered to BlueLine Partners, L.L.C. at 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506, facsimile: (925) 648-2086, Attention: Scott A. Shuda or any other address provided by the Company. Although a revocation is effective if delivered to the Company, BlueLine requests that either the original or photostatic copies of all revocations of consents be mailed, faxed or otherwise delivered to BlueLine at the address set forth above, so that BlueLine will be aware of all revocations and can more accurately determine if and when signed, dated and properly completed consents to the actions described herein have been received from the holders of record on the Record Date of a majority of outstanding shares of the Company’s common stock.

SPECIAL INSTRUCTIONS

        If you were a record holder of shares of the Company’s common stock as of the close of business on the Record Date, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the “CONSENTS,” “DOES NOT CONSENT,” or “ABSTAIN” box, as applicable, underneath each such Proposal on the accompanying consent card, and signing, dating and returning it promptly to BlueLine Partners, L.L.C., 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506, Facsimile: (925) 648-2086, Attn: Scott A. Shuda.

        In addition, you may withhold consent to the removal of any individual member of the Company’s Board of Directors or to the election of any individual Nominee by writing such person’s name on the consent card in the section for withholding consent. However, the effectiveness of each of the Proposals is subject to, and conditioned upon, the receipt of consents from the holders of record on the Record Date of a majority of the shares of the Company’s common stock then outstanding to the removal of each member of the Company’s Board of Directors and to the election of each Nominee.

        If a stockholder returns a properly signed and dated consent but has failed to check a box marked “CONSENTS,” “DOES NOT CONSENT” or “ABSTAIN” for one or more of the Proposals, such stockholder will be deemed to have consented to each Proposal, except that such stockholder will not be deemed to have consented to the removal of any member of the Company’s Board of Directors or the election of any Nominee whose name the stockholder writes-in in the section for withholding consent on the consent card.

        BLUELINE RECOMMENDS THAT YOU CONSENT TO EACH OF THE PROPOSALS.

YOUR CONSENT IS IMPORTANT.

        FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

        If you have any questions about executing your consent or require assistance, please contact:

BlueLine Partners, L.L.C.
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506
Telephone: (925) 648-2085
Facsimile: (925) 648-2086
Attention: Scott A. Shuda

APPRAISAL RIGHTS

        The stockholders of the Company are not entitled to appraisal rights in connection with the Proposals or this Consent Statement.

ADDITIONAL INFORMATION

        BlueLine has filed with the SEC a statement on Schedule 13D, which contains information in addition to that furnished herein. The Schedule 13D, including amendments thereto, may be inspected at, and copies may be obtained, from the public reference facilities maintained at the SEC at 100 F. Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers that file electronically with the SEC may be obtained free of charge.

BLUELINE PARTNERS, L.L.C.

Dated: November 17, 2006

ANNEX I

FORM OF PROPOSED AMENDMENT TO SECTION 3.02
OF ARTICLE III OF THE COMPANY’S BY-LAWS

SECTION 3.02 Tenure and Qualifications. The directors shall be elected at the annual meeting of the stockholders and each director elected shall hold office until his/her successor is elected and shall qualify. A director may be removed from office by affirmative vote of a majority of outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his/her written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

ANNEX II

FORM OF PROPOSED AMENDMENT TO SECTION 3.01
OF THE ARTICLE III OF THE COMPANY’S BY-LAWS

SECTION 3.01 General Powers and Numbers. The business and affairs of the corporation shall be managed by and under the direction of its Board of Directors. The number of directors of the corporation shall be fixed at five (5).

ANNEX III

        BLUELINE’S OCTOBER 9, 2006 LETTER TO THE BOARD OF DIRECTORS OF CRITICARE
SYSTEMS, INC.

BlueLine Partners
4115 Blackhawk Plaza Circle, Suite 100
Danville, CA 94506
(925) 648-2085

October 9, 2006

The Board of DirectorsCriticare
Systems, Inc.20925
Crossroads CircleWaukesha,
WI 53186

         RE: Criticare Systems, Inc.

Gentlemen:

        BlueLine has frequently described Criticare Systems, Inc. as a company possessing significant potential but suffering from a long history of poor execution. In an effort to improve that situation, BlueLine has, for the last two years, sought to bring to the attention of management and the board specific problems impeding the company’s performance and market valuation. In light of the ongoing consent solicitation to re-form Criticare’s board of directors, we have listed below some recent examples of problem areas at the company along with BlueLine’s comments on what actions a diligent board of directors would take in satisfaction of its fiduciary duties.

        BlueLine will file a copy of this letter with the SEC so that other stockholders will be able to review it and better understand the pressing need to re-form Criticare’s board of directors to include a new majority able and willing to address Criticare’s current challenges and work toward a better performing and more valuable company.

Criticare’s Continuing Poor Operating Performance

1.

Poor Revenue Growth. Criticare’s revenues for fiscal 2006 were up from 2005‘s depressed level. However, 80% of the increase came in the first six months of the year with a large portion simply a replacement of the previously lost Alaris business. The last two quarters each reported sequential declines in revenues. Despite Criticare’s acknowledged product development strengths, between 1998 and the “near-record” year in 2006, Criticare’s average annual revenue growth has been only 1.46%.

Since June 1999, Criticare has been focusing on a strategy of selling to OEMs. Now seven years into that strategy, OEM sales account for less than one-quarter of total sales and that percentage has declined in each of the last two years. This strongly suggests that Criticare is either pursuing the wrong strategy or executing its chosen strategy poorly. Recognizing this, BlueLine previously offered to pay for a consultant to assist Criticare with its OEM strategy. We believe a re-formed board of directors would take similar, long-overdue action to address the obvious deficiencies in executing against this aspect of the company’s business plan.

2.

Ongoing Operations Are Not Profitable. Criticare recently reported its first profit in 11 years – but that profit was not from its operating activities, as the company reported an operating loss of $447,000. Criticare managed a profit only because of $692,000 in “other income.” Of the $4.6 million in increased revenue in 2006, less than $300,000 dropped to the bottom line.

As in the past, Criticare’s management explained that several “one-time” charges prevented reporting stronger operating results. Given how infrequently Criticare reports a profit, BlueLine does not believe the problem lies in “one-time” charges, but rather in Criticare’s inflated cost structure. BlueLine has frequently made this point and we believe a re-formed board of directors would insist upon cost cuts and an operating plan that includes provisions for unexpected “one-time” charges while still permitting consistently profitable operations.

3.

Gross Margin Decline. Criticare’s gross margin fell to 34.4% in Q4 2006 from 39.1% in Q4 2005. BlueLine recently observed that Criticare’s product development strengths can take the company only so far – there is probably no better proof of this assertion than Criticare’s ongoing struggle to efficiently manufacture its products. There is no point in Criticare targeting niche OEM product sales if the resulting gross margins consistently fall below industry norms. BlueLine believes a re-formed board of directors would immediately seek to determine why Criticare’s manufacturing processes consistently return such low margins and what operating changes can be made to improve the situation.

4.

Alarming Rise in Inventory. Finished goods inventory was reported at $5.7 million at June 30, 2006 versus $1.3 million a year earlier. This number has grown steadily over recent quarters. This is obvious cause for concern given Criticare’s history of frequent large write-offs of unused or obsolete inventory. As with the issue around gross margins, BlueLine believes a re-formed board of directors would seek to address and correct Criticare’s chronic weaknesses in inventory management.

5.

Excessive Stock Option Grants. In 2006, Criticare once again reported negative cash flow from operations. The company obtained the cash it needed from the exercise of options for 473,045 shares of common stock at an average exercise price of $2.57. While BlueLine has previously expressed its concern over the large number of option shares sold by Criticare insiders, equally troubling is the company’s dependence on this inefficient financing mechanism. Since 1998, the number of outstanding shares has increased by almost 50% causing significant dilution for Criticare’s long-term stockholders. BlueLine believes a re-formed board of directors would seek to both improve cash flow from operations and adopt compensation policies more closely aligned with the interests of Criticare’s stockholders.

6.

International Sales Miscues. BlueLine has been calling for proper treatment of the Mexico receivable for more than a year. Management responded with assurances that payments would be made and, on more than one occasion, indicated that partial payments had been received. Nonetheless, management wrote-off a substantial portion of this receivable in Q4. The explanation for management’s reversal — events related to the “total regime change in Mexico” – strike BlueLine as odd given that Mexican presidents are limited to a single 6-year term and the former president’s hand-picked successor was recently elected to office. This write-down follows a similar international miscue in 2004 involving an attempted joint-venture in the Black Sea region. BlueLine believes a re-formed board of directors would review the policies and decisions leading to the Mexico and Black Sea write-downs and implement new procedures to ensure that similar mistakes are avoided in the future and the persons responsible are held accountable.

Criticare’s Disregard for Stockholder Interests

7.

Ignoring Stockholder Communications. Over the last two years, BlueLine has made more than a dozen SEC filings, written half as many letters to the board, on three occasions submitted recommendations for board members and called various board members numerous times. The vast majority of these communications were ignored by the board and no apparent efforts were made to address BlueLine’s concerns or contact anyone BlueLine recommended as a board nominee. BlueLine believes a re-formed board of directors would abide by Criticare’s published policies on communications with board members and would take seriously the questions and concerns of the company’s stockholders. Stockholders should not need to initiate consent solicitations in order to receive a response from the company.

8.

Tactics of Obstruction. In initiating the current stockholder consent solicitation, BlueLine is exercising rights specifically authorized by Delaware law and Criticare’s bylaws. Despite this, for almost two weeks, the company and its lawyers denied BlueLine’s request for a stockholder list telling us that we hadn’t sufficiently proven our status as a stockholder. This tactic wasted corporate assets and was clearly intended to interfere with the stockholder franchise. BlueLine believes a re-formed board of directors would honor the governance principals articulated within its own charter documents.

9.

Spending on Proxy Solicitors. In a recent filing, Criticare announced that in addition to other legal costs, its plans to spend $250,000 on its own proxy solicitation to counter BlueLine’s proposals. This includes hiring a proxy solicitation firm that will involve up to 25 of its employees in soliciting Criticare’s stockholders. We suspect management knows BlueLine’s proposals have a lot of support and that is why they are committing so much time and money to fighting them. Inasmuch as it is the board’s job is to represent the stockholder interests in the company, we think the non-management directors should call the company’s five or ten largest stockholders and gauge stockholder support for the proposals before more money is spent fighting the consent solicitation. BlueLine believes a re-formed board of directors would include members who will undertake such action on their own initiative and without having to first be prompted.

10.

False and Misleading Statements. One would hope that in situations as important to the company as the stockholder consent solicitation, the company would take seriously the requirement for professional and responsible communications. In a letter to stockholders and in filings with the SEC, the company has attempted to attribute motives and words to BlueLine that are materially false and misleading. This is not only a potential breach of the fiduciary duties directors owe to stockholders, but also places the company (and each director) at risk of securities law liability. BlueLine believes a re-formed board of directors would exhibit greater respect for Criticare’s stockholders by addressing disagreements in an honest manner.

Criticare’s Lack of Proper Governance Procedures and Oversight

11.

Board and Committee Meetings. From recent Criticare filings, BlueLine understands that the board and its various committees are now meeting on a regular basis. Whether (i) the meetings are in person, (ii) agendas are circulated in advance, (iii) executive sessions are conducted, or (iv) directors exercise their own initiative on matters of concern to the company, is still not known to BlueLine. Also not known is the extent to which board members continue to delegate their responsibilities to Criticare’s CEO – as was explained by Criticare’s CEO during last year’s annual meeting of stockholders. BlueLine also does not know the extent to which the “independent” directors are truly independent of management. As Delaware law makes clear, the question of independence turns not only on whether a director has a financial interest in a particular decision, but rather “whether a director is, for any substantial reason, incapable of making a decision with only the best interests of the corporation in mind.” BlueLine believes a re-formed board of directors would seek to correct the board’s governance practices, show more independence and begin to take actions motivated by a desire to represent and protect stockholder interests.

12.

Understanding of Board’s Role in Governance Framework. During an informal conversation immediately following last year’s annual meeting of stockholders, Criticare’s chairman of the board and its CEO both explained to BlueLine that the role of Criticare’s board is to support the CEO and that the CEO has no interest in his board participating in operating decisions. Other directors present took turns challenging BlueLine’s motives and questioned the legitimacy of a stockholder using public SEC filings to articulate concerns over operating and governance issues despite the board’s prior repeated refusal to discuss those concerns privately. BlueLine believes a re-formed board of directors would play a more active oversight role and understand that a CEO works for the board, not the other way around.

13.

Relevant Experience and Expertise. BlueLine believes that many of the problems it sees with Criticare’s current board of directors result from the members’ lack of experience with public healthcare companies. Outside the company, much has changed in recent years with new regulatory requirements associated with Sarbanes-Oxley being the most widely cited of these changes. Inside the company, however, little appears to have changed. Sam Humphries is the only new director added since 2001. Mr. Humphries is the only director that currently serves on other public company boards. Criticare’s audit committee chairman not only has no other public company board experience, he has never worked within a public company and is not currently qualified to provide accounting services to public companies. BlueLine believes each member it has proposed for a re-formed board of directors has the experience and qualifications necessary to contribute to a public healthcare company.

14.

Fiduciary Obligations and Duty of Care. Based on what we know from the public record, there is strong reason to believe that the board’s approval of the recent employment agreement amendments may have breached the board’s fiduciary duties. The board owes duties of due care and loyalty to the corporation. These duties require, among other things, that directors refrain from self-dealing, act in an informed manner and act in the best interests of the corporation. In situations such as this, the board’s actions are subject to higher scrutiny to ensure that the board is acting on behalf of stockholder interests rather than acting to entrench itself and management.

When the board approved the amendments, it should have understood and considered the broader effects these amendments would have on the company — not just whether the definition of “change in control” was customary. These broader effects include, but are not limited to: (i) whether the amended agreements would promote or discourage the retention of senior executives, (ii) whether prior flaws in these agreements could have been corrected, (iii) whether other changes could have accomplished the same goal without the coercive effect on stockholder voting, (iv) the impact these changes would have on the company’s operations, (v) the tax impact these amendments would have on the company, (vi) the impact these amendments would have on the company’s liquidity, (vii) the impact these amendments would have on overall employee morale, and (viii) the impact these amendments would have on the company’s operations. It should be noted that, in this context, Delaware courts are unlikely to accept at face value actions that tend to coerce stockholders who are otherwise appropriately exercising their rights.

While properly crafted severance arrangements can serve to retain management, these changes do exactly the opposite. These changes provide no benefit to stockholders. Numerous courts have found that changes to executive employment arrangements in situations such as this violated directors’ fiduciary duties, and invalidated or enjoined such changes. In light of the adverse effects these amendments will have on the company, BlueLine believes that there was no legitimate business purpose to the recent amendments.

        As BlueLine has been saying for two years, none of the foregoing items, taken in isolation, represents an unmanageable problem for the company. Collectively, however, they represent compelling reasons for reform. After two years of efforts and no productive action on the part of Criticare’s current board, BlueLine has initiated action to re-form the board with a new majority that it believes able and willing to address Criticare’s current challenges, and work toward a better performing and more valuable company. Criticare’s stockholders deserve and have the right to expect a board of directors that understands and pursues its duties and that works to represent and protect the interests of the company’s stockholders.

                                                                                                                                       Very Truly Yours,

                                                                                                                                        /s/ William M. Moore

Distribution:

Higgins D. Bailey
102 Celano Circle
Palm Desert, CA 92211

Jeffrey T. Barnes
222 Berkeley Street, Suite 1650
Boston, Massachusetts  02116-3733

Sam Humphries7919
Wyoming Co
Bloomington, MN 55438

N.C. Joseph Lai
W302 N6117 Spence Road
Hartland, WI 53029

Emil Soika
Criticare Systems, Inc.
20925 Crossroads Circle
Waukesha, WI 53186

Stephen K. Tannenbaum
4155 East Jewell Avenue, Suite 610
Denver, CO 80222

FORM OF CONSENT CARD

BLUELINE PARTNERS, L.L.C. IN OPPOSITION TO THE BOARD OF DIRECTORS OF CRITICARE SYSTEMS, INC.

        Unless otherwise indicated below, the undersigned, a stockholder of record of Criticare Systems, Inc. (the “Company”) on November 17, 2006 (the “Record Date”), hereby consents pursuant to Section 228(a) of the General Corporation Law of the State of Delaware with respect to all shares of common stock of the Company held by the undersigned to the taking of the following actions in the following order without a meeting of the stockholders of the Company:

1.	Repeal each provision of the Company By-laws or amendments thereto adopted subsequent to March 13, 2006 and prior to the effectiveness of the Proposals.

                            CONSENTS                DOES NOT CONSENT                ABSTAIN

2.	Amendment of Section 3.02 of Article III of the Company’s By-laws to provide that the entire board of directors will be elected each year.

                            CONSENTS                DOES NOT CONSENT                ABSTAIN

3.

The removal of each incumbent director of the Company as follows: Higgins D. Bailey, Jeffrey T. Barnes, Sam Humphries, N.C. Joseph Lai, Emil H. Soika, and Stephen K. Tannenbaum, and any other person who is a director of the Company at the time the action taken by this written consent becomes effective.

                            CONSENTS                DOES NOT CONSENT                ABSTAIN

INSTRUCTION	FOR PROPOSAL NO. 3: To consent, withhold consent or abstain from consenting to the removal of all of the above-named directors and any other person who is a director of the Company at the time the action taken by this written consent becomes effective, check the appropriate box above. If you wish to consent to the removal of certain of the above-named directors and/or certain of the directors not named above who are directors of the Company at the time the action taken by this written consent becomes effective, but not all of them, check the “CONSENTS” box above and write the name of each person you do not wish removed in the following space:

If no box is marked above with respect to this Proposal No. 3, the undersigned will be deemed to consent to such
         Proposal, except that the undersigned will not be deemed to consent to the election of any candidate whose name is written-in in the space provided above.

4.	Amendment of Section 3.01 of Article III of the Company’s By-laws to fix the number of directors of the Company at five (5).

                            CONSENTS                DOES NOT CONSENT                ABSTAIN

5.

The election of the following persons as directors of the Company to hold office until their successors are elected and qualified: William Moore, Cindy Collier, Robert Munzenrider, Emil Soika and Sam Humphries.

                            CONSENTS                DOES NOT CONSENT                ABSTAIN

INSTRUCTION	FOR PROPOSAL NO. 5: To consent, withhold consent or abstain from consenting to the election of all of the above-named persons, check the appropriate box above. If you wish to consent to the election of certain of the above-named persons, but not all of them, check the “CONSENTS” box above and write the name of each such person you do not wish elected in the following space:

Initial:________
Date:_________

If no box is marked above with respect to this Proposal No. 5, the undersigned will be deemed to consent to such
         Proposal, except that the undersigned will not be deemed to consent to the election of any candidate whose name is written-in in the space provided above.

        The provisions of the Consent Statement dated [November ____, 2006] of BlueLine Partners, L.L.C., which more fully sets forth the amendments to the By-laws of the Company described in Items 1, 2 and 4 above, including the precise wording of such amendments, are incorporated herein by reference.

        IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

        The effectiveness of each of the proposals set forth above is subject to, and conditioned upon, the sequential adoption of each of the proposals in the order set forth above by the holders of record as of the close of business on the Record Date of the majority of shares of the Company’s common stock then outstanding (including the receipt of consents from such holders to the removal of each member of the Board of Directors of the Company and to the election of each Nominee).

Signature for Beneficial Owners that are Also	Signature for Registered Holders (such as a brokerage
Registered Holders	firm) acting at the Instruction of Beneficial Owners
Please initial the first page of this consent card and	Please initial the first page of this consent card and
sign below exactly as your name appears on stock	sign below per the instructions of the beneficial owner.
certificates. When shares are held by joint tenants, both
should sign. In case of joint owners, EACH joint owner	Dated:_________________________
should sign. When signing as attorney, executor,
administrator, trustee, guardian, corporate officer, etc.,	___________________________________
give full title as such	Name of Registered Holder
Dated:________________________________	____________________________________
Signature
_____________________________________
Signature	_____________________________________
Name/Title
_____________________________________
Signature, if held jointly
_____________________________________
Title or Authority (if held by corporation
or partnership)
______________________________________	______________________________________
Number of Shares Held as of the Record Date	Number of Shares Held as of the Record Date
(November ___, 2006)	(November ___, 2006)

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED. PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY TO THE FOLLOWING:

BLUELINE PARTNERS, L.L.C.
4115 BLACKHAWK PLAZA CIRCLE, SUITE 100
DANVILLE, CALIFORNIA 94506
TELEPHONE: (925) 648-2085
FACSIMILE: (925) 648-2086
ATTENTION: SCOTT A. SHUDA

THIS SOLICITATION IS BEING MADE BY BLUELINE PARTNERS, L.L.C. AND NOT ON BEHALF OF
THE BOARD OF DIRECTORS OF CRITICARE SYSTEMS, INC.

2

IMPORTANT INSTRUCTIONS ON VOTING YOUR SHARES

        If your shares of Criticare's common stock are registered in your own name, please sign, date and fax the enclosed consent card to BlueLine Partners, L.L.C., 4115 Blackhawk Plaza Circle, Suite 100, Danville, California, 94506, Facsimile: (925) 648-2086, Attn: Scott A. Shuda.

        If (and more likely) your shares of Criticare’s common stock are held in the name of a brokerage firm, bank nominee or other institution, please follow the instructions enclosed in the mailing from your broker.

        If you have any questions about executing your consent or require assistance, please contact:

BlueLine Partners, L.L.C.
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506
Telephone: (925) 648-2085
Facsimile: (925) 648-2086
Attention: Scott A. Shuda